J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Leerink Partners LLC

299 Park Avenue, 21st Floor

New York, New York 10171

BMO Capital Markers Corp.

3 Times Square

New York, New York 10036

June 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Ada D. Sarmento

Re:                             Aptinyx Inc.

Registration Statement on Form S-1, as amended (File No. 333-225150)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Aptinyx Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on June 20, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 11, 2018:

(i)                                     Dates of distribution: June 11, 2018 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)                               Number of prospectuses furnished to investors: approximately 2,600

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 25

We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC LEERINK PARTNERS LLC BMO CAPITAL MARKETS CORP.

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ Stuart R. Nayman
	Name:	Stuart R. Nayman
	Title:	Managing Director, Senior Legal Counsel

[Signature Page to Underwriters’ Acceleration Request]

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Mihir Mantri
	Name:	Mihir Mantri
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]